

I, _____ ("Full name") certify that:

(1) the financial statements of ___HiveSkill,_LLC___ ("Company name") included in this
Form are true andcomplete in all material respects; and

(2) the tax return information of ___HiveSkill,_LLC.___ ("Company name") included in this
Form reflects accurately the information reported on the tax return for ___HiveSkill,_LLC.___
("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Sophia Becker

Position: Manager

Date: 5/6/2022

Note: Intentional misstatements or omissions of facts constitute federal criminal
violations. See 18 U.S.C. 1001.